Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

June 14, 2024

TEN LTD. ANNOUNCES NEW NYSE TICKER SYMBOL “TEN”

ATHENS, GREECE, June 14, 2024 – TEN, Ltd. (the “Company”), a leading diversified crude, product and LNG tanker operator, is pleased to announce an upcoming change in its ticker symbol. Effective Monday, July 1, 2024, the Company’s common shares will transition from “TNP” to “TEN” on the New York Stock Exchange (“NYSE”). The Company will continue to be listed on the NYSE under the name “Tsakos Energy Navigation Limited.

In conjunction with this change, the ticker symbols for the Company’s Series E Cumulative Perpetual Preferred Shares (“Series E Preferred Shares”) and Series F Cumulative Perpetual Preferred Shares (“Series F Preferred Shares”) will correspondingly change from “TNP-PRE” to “TEN-PRE” and “TNP-PRF” to “TEN-PRF”, respectively, each effective Monday, July 1, 2024.

No action is required by existing shareholders with respect to the ticker symbol changes. The Company’s common shares, Series E Preferred Shares and Series F Preferred Shares will continue to be listed on the NYSE and the applicable CUSIPs will remain unchanged.

Mr. George Saroglou, President & COO of TEN, commented: “This initiative is a strategic step to better align our brand, reflecting our ongoing growth and leadership in the maritime energy transportation industry.”

ABOUT TEN Ltd.

TEN, founded in 1993 and celebrating this year 31-years as a public company, is one of the first and most established public shipping companies in the world. TEN’s pro forma diversified energy fleet currently consists of 74 vessels, including three DP2 shuttle tankers, two scrubber-fitted suezmax vessels and two scrubber-fitted MR product tankers and five scrubber-fitted Panamax tankers under construction, consisting of a mix of crude tankers, product tankers and LNG carries, totaling 9.0 million dwt.

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com